UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 20, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $10,009,300 Yield Enhanced Equity Linked Debt Securities (“YEELDS”) due May 22, 2014 (Linked to the Common Stock of Radian Group, Inc.)

•                  US$735,000 Capped Fixed-to-Floating Rate Notes due November 20, 2020

•                  $8,479,330 Contingent Income Auto-Callable Securities due November 21, 2014 Based on the Performance of the Common Stock of United States Steel Corporation

•                  $5,002,100 Barclays Bank PLC Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Merck & Co., Inc. due November 21, 2018

•                  $2,036,500 Barclays Bank PLC Trigger Phoenix Autocallable Optimization Securities linked to the common stock of General Electric Company due November 21, 2018

•                  $2,977,400 Barclays Bank PLC Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Intel Corporation due November 21, 2018

•                  $6,813,510 Barclays Bank PLC Trigger Autocallable Optimization Securities
linked to the EURO STOXX 50® Index due November 21, 2018

•                  $925,000 Phoenix Autocallable Notes due December 3, 2014 Linked to the Common Stock of Cummins, Inc.

•                  $856,000 Phoenix Autocallable Notes due December 3, 2014 Linked to the Common Stock of Facebook, Inc.

•                  $1,289,000 Market Plus Notes due May 20, 2015 Linked to the EURO STOXX 50 Index

•                  $36,543,290 One-Look Notes Linked to the Common Stock of Apple Inc. due November 28, 2014

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: November 20, 2013	By:	/s/ Johnny Wu
		Name:	Johnny Wu
		Title:	Managing Director

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